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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                           RAYTEL MEDICAL CORPORATION

                       (Name of Subject Company (Issuer))



                              SHL TELEMEDICINE LTD.
                       SHL TELEMEDICINE ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                          (including associated rights)

                         (Title of Class of Securities)

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                                    755107109

                      (CUSIP Number of Class of Securities)

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                                   Erez Nachtomy
                             c/o SHL TeleMedicine Ltd.
                                90 Igal Alon St.
                                 Tel Aviv 67891
                                     Israel

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Andrew Freedman, Esq.
                              Roy L. Goldman, Esq.
                               Steven Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                            Telephone: (212) 318-3000



                            CALCULATION OF FILING FEE

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Transaction Value*                    Amount of Filing Fee*
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Not applicable                        Not applicable
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*As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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SHL TELEMEDICINE TO ACQUIRE RAYTEL

Tel Aviv/Zurich February 8th, 2002---SHL Telemedicine Ltd. (SWX: SHLTN or "SHL"), a developer and marketer of telemedicine devices and provider of telemedicine services, today announced the signing of a definitive merger agreement pursuant to which SHL will acquire Raytel Medical Corporation (Nasdaq: RTEL), a leading U.S. provider of remote cardiac monitoring and testing (the "Transaction"). According to the terms of the agreement, a wholly-owned subsidiary of SHL will begin a tender offer for all of Raytel's outstanding shares at a price of $10.25 per share in cash, for a total of approximately $31.1 million, which represents a premium of approximately 28% over the closing price on February 7, 2002. Following completion of the tender offer, the SHL subsidiary will be merged into Raytel in a transaction in which any Raytel shares not tendered will be converted into the right to receive the same per share cash price paid in the tender offer. The Transaction is not conditioned upon financing.

Yoram Alroy, Chairman and CEO of SHL commented, "2001 was a tremendously successful year for SHL, not only in terms of our financial results but also from the standpoint of the development and expansion of our organization. Building on this success, we are very pleased to start 2002 by announcing our acquisition of Raytel and our entry into the attractive U.S. market. Raytel is the leader in its field and has an established customer base of about 162,000 customers throughout the US. Over the years it has built up strong professional relationships with approximately 10,000 physicians and cardiologists. The acquisition of Raytel will enable SHL to extend its telemedicine capabilities in the cardiac diagnostic monitoring field and provide a platform for its entry into the US market utilizing Raytel's customer base, distribution channels and close relations with the US medical community".

The Transaction was unanimously approved by Raytel's Board of Directors upon the unanimous recommendation of a Special Committee appointed by the Board. It is contingent upon, among other things, at least a majority of the outstanding shares of Raytel on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration date of the offer. Directors and officers of Raytel, who own approximately 6.4% of the outstanding shares of Raytel, have agreed to tender their shares. The Transaction is also subject to satisfaction or waiver of customary closing conditions.

In connection with the Transaction, Raytel's Special Committee received a fairness opinion with respect to the proposed Transaction from Houlihan Lokey Howard & Zukin Capital, which the Special Committee had engaged as its financial advisor to assist it in its review and evaluation of strategic alternatives, stating that the consideration to be received by Raytel's shareholders in the Transaction is fair from a financial point of view to such shareholders. CIBC World Markets Corp. has served as SHL's financial advisors for this Transaction.




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ABOUT SHL TELEMEDICINE LTD.

SHL TELEMEDICINE LTD., develops and markets telemedicine systems and call center services. It provides remote monitoring systems in cardiology and pulmonology for a variety of patients ranging from high risk and chronically ill patients to healthy individuals who wish to take a more active role in managing their health. Individuals can transmit indications of cardiac or pulmonary functions (e.g. 12-lead EKG, blood pressure and spirometry readings) via phone to a medical call center staffed with trained medical personnel for analysis and instruction. SHL is listed on the SWX New Market and holds 19.9% of the shares in the joint venture Philips HeartCare Telemedicine Services Europe B.V. In 2000, SHL reported revenues of USD 19.5 million and a profit of USD 1.2 million. In the first 9 months of 2001, SHL achieved revenues of USD 22.0 million and a profit of USD 12.3 million.

SHL stated that preliminary financial results for fiscal year 2001 are expected to meet or exceed revenue and profitability forecasts of the investment community.


Additional information on SHL TeleMedicine is available at www.shl-telemedicine.com.
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ABOUT RAYTEL

Raytel, incorporated in 1981, is a provider of healthcare services, focusing on the needs of patients with cardiovascular disease. It is considered to be the leading provider of remote pacemaker monitoring services in the United States, and provides other cardiac diagnostic services utilizing trans-telephonic monitoring technologies. Raytel also owns and operates a number of outpatient diagnostic imaging facilities and cardiovascular and nuclear cardiology diagnostic service facilities.

Raytel's revenues for the year ended 30 September 2001 totaled $71.3 million and the Company recorded a loss for the year from continuing operations of $13.3 million. This loss was due to the provision for payments of $14.1 million in connection with the June 2001 settlement of claims made by the US government in connection with the Company's past pacemaker operations and Medicare billing practices.




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 ................................................................................

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. At the time the expected offer is commenced, SHL Telemedicine will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Raytel will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Raytel at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the commission) and the Solicitation/Recommendation Statement will also be available for free at the commission's website at www.sec.gov. Raytel's stockholders are urged to read the relevant tender offer documents and Solicitation/Recommendation Statement when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

****

Press Contacts for SHL Telemedicine

Erez Alroy, Co-President
Phone +972-3-561 22 12, Fax +972-3-624 24 14, erez@shl-telemedicine.com
                                              -------------------------

Yasemin Ersan, SHL IR Office Switzerland @ Wirz
Phone +41 1 457 56 20, Fax +41 1 457 56 57, shl-telemedicine@wirz.ch
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